UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        National Picture & Frame Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    637152109
          ------------------------------------------------------------
                                 (CUSIP Number)

                                Peter B. Foreman
                                    President
                               Sirius Corporation
                      225 W. Washington Street, Suite 1650
                                Chicago, IL 60606
                                 (312) 443-5240
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 30, 1997
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 637152109                                            Page 2 of 8 Pages
-------------------                                            -----------------

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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Hesperus Partners, Ltd.
      36-2935432
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                   (b) |_|

--------------------------------------------------------------------------------
   3  SEC USE ONLY


--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois Limited Partnership
--------------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER 317,655 Shares
   OWNED BY      ---------------------------------------------------------------
     EACH         9  SOLE DISPOSITIVE POWER
   REPORTING     ---------------------------------------------------------------
  PERSON WITH    10  SHARED DISPOSITIVE POWER 317,655 Shares
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        317,655 Shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 637152109                                            Page 3 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Sirius Corporation
      36-3167859
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                   (b) |_|

--------------------------------------------------------------------------------
   3  SEC USE ONLY


--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois Corporation
--------------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER 317,655 Shares
   OWNED BY      ---------------------------------------------------------------
     EACH         9  SOLE DISPOSITIVE POWER
   REPORTING     ---------------------------------------------------------------
  PERSON WITH    10  SHARED DISPOSITIVE POWER 317,655 Shares
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        317,655 Shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 637152109                                            Page 4 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Sirius Partners L.P.
      36-3924079
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                   (b) |_|

--------------------------------------------------------------------------------
   3  SEC USE ONLY


--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois Limited Partnership
--------------------------------------------------------------------------------
  NUMBER OF       7  SOLE VOTING POWER
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER  317,655 Shares
   OWNED BY      ---------------------------------------------------------------
     EACH         9  SOLE DISPOSITIVE POWER
  REPORTING      ---------------------------------------------------------------
 PERSON WITH     10  SHARED DISPOSITIVE POWER 317,655 Shares
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        317,655 Shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

      The undersigned hereby amend their statement on Schedule 13D filed on June 17, 1994 with the Securities and Exchange Commission.

Item 1. Security and Issuer.
        --------------------

      This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of National Picture & Frame Company ("NPF"), a Delaware corporation having its principal executive offices at 702 Highway 82 West, Greenwood, MS 38930.

Item 2. Identity and Background.
        ------------------------

Items 2 (a)-(c)

      This Statement is filed by Hesperus Partners, Ltd. ("Hesperus"), an Illinois limited partnership, Sirius Partners L.P. (the "General Partner"), an Illinois limited partnership and Sirius Corporation ("Sirius"), an Illinois corporation, each with its principal executive offices at 225 W. Washington St., Suite 1650, Chicago, IL 60606. Hesperus owns 317,655 shares of Common Stock. Sirius is the general partner of the General Partner, which is the general partner of Hesperus, a private investment fund.

      Peter B. Foreman ("Mr. Foreman") is President of Sirius. Mr. Foreman's business address is 225 W. Washington St., Suite 1650, Chicago, IL 60606. Mr. Foreman's principal occupation is investment management.

Item 2 (d)

      None of Sirius, Hesperus, the General Partner or Mr. Foreman have been convicted in a criminal proceeding during the last five years (excluding minor traffic violations or similar misdemeanors).

Item 2 (e)

      None of Sirius, Hesperus, the General Partner or Mr. Foreman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 2 (f)

      Mr. Foreman is a United States citizen.


                                Page 5 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

      Investors' capital contributions.

Item 4. Purpose of Transaction.
        -----------------------

      State the purpose or purposes of the acquisition of the securities of the
      --------------------------------------------------------------------------
issuer. Describe any plans or proposals which the reporting persons may have
--------------------------------------------------------------------------------
which relate to or would result in:
-----------------------------------

      White Dwarf Partners, L.P. ("White Dwarf"), a Delaware limited partnership, was formed pursuant to an Agreement of Limited Partnership entered into on April 3, 1997, by and among Pluto L.L.C., an Illinois limited liability company ("Pluto") and Hesperus. On April 30, 1997, Hesperus contributed certain assets (including 279,845 shares of Common Stock) to White Dwarf in exchange for a limited partnership interest in White Dwarf. Immediately therafter, Hesperus distributed its entire limited partnership interest in White Dwarf to certain former limited partners ("Limited Partners") in Hesperus who became limited partners in White Dwarf.

      White Dwarf continues until December 31, 2010, unless sooner dissolved. The business purpose of White Dwarf is to operate and maintain its assets, including the Common Stock, with the ultimate objective of liquidating and/or distributing all such assets. No decision has been made to liquidate or distribute the Common Stock or to dissolve White Dwarf.

       With respect to the remaining 317,655 shares of Common Stock retained by Hesperus, Hesperus, the General Partner, Sirius and Mr. Foreman continue to hold it for investment purposes only. They have no plans to cause or effect a material change in NPF's business or corporate structure by merger, sale of assets, or other form of reorganization or to take any action to prevent the acquisition of control by another person through a change in corporate instruments or membership of the Board of Directors or through any other means, nor do they have an intention to alter the capitalization or dividend policies of the Common Stock, or to effect any other transaction comparable in nature to the above, except as stated herein.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

      (a) Hesperus is the beneficial owner of 317,655 shares of Common Stock, representing 6.4% of the 4,967,212 shares of Common Stock outstanding as of March 11, 1997. Sirius controls the General Partner, which in turn controls Heperus. Mr. Foreman controls Sirius.

      (b) Hesperus, by virtue of its beneficial ownership of the Common Stock, holds the power to dispose of 317,655 shares of Common Stock. Hesperus has the power to vote the foregoing shares of Common Stock. The General Partner may act in its capacity as general partner of Hesperus in connection with voting the Common Stock. Sirius may act in its capacity


                                Page 6 of 8 Pages
as general partner of the General Partner in connection with voting the Common Stock. Mr. Foreman controls Sirius.

      (c) None of Hesperus, the General Partner, Sirius or Mr. Foreman have effected any transactions in the Common Stock other than as described in Item 4(a).

      (d) Each of Hesperus, the General Partner, Sirius and Mr. Foreman have the power to direct the receipt of dividends or sale proceeds from the Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

      Not applicable.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

      Not applicable.


                                Page 7 of 8 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1997


SIRIUS CORPORATION


By:  /s/ Peter B. Foreman
     ----------------------------
     Peter B. Foreman
     President


SIRIUS PARTNERS L.P.
By: Sirius Corporation, general partner


By:  /s/ Peter B. Foreman
     ----------------------------
     Peter B. Foreman
     President


HESPERUS PARTNERS, LTD.
By: Sirius Partners L.P., general partner
By: Sirius Corporation, general partner


By:  /s/ Peter B. Foreman
     ----------------------------
     Peter B. Foreman
     President


                                Page 8 of 8 Pages